Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Lawson Products, Inc. for the registration of Debt Securities, Common Stock, Preferred Stock, Warrants to Purchase Debt Securities, Warrants to Purchase Common Stock or Preferred Stock, Depositary Shares, Stock Purchase Contracts and Stock Purchase Units and to the incorporation by reference therein of our report dated February 25, 2013, except for Note 13, as to which date is February 20, 2014, with respect to the consolidated financial statements and schedule of Lawson Products, Inc. for the year ending December 31, 2012 included in its Annual Report (Form 10-K) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Chicago, Illinois
February 19, 2015